

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2018

Carlos A. Boero Hughes
Chief Financial Officer
Adecoagro S.A.
Vertigo Naos Building, 6, Rue Eugène Ruppert
L - 2453 Luxembourg

      **Re:    Adecoagro S.A.**
            **Form 20-F for the Year Ended December 31, 2016**
            **Filed April 28, 2017**
            **File No. 001-35052**

Dear Mr. Hughes:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Melissa Raminpour

                  Melissa Raminpour
                  Branch Chief
                  Office of Transportation and Leisure